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December 20, 1997


Mr. David Brickman
Capitol Senior Living, Inc.
4160 Dallas Parkway
Dallas, Texas 75240

    Re: Restricted Update Appraisal Report of the Complete Appraisal on The Cedarbrook Rebound Facility in Gallatin, Tennessee AND Residential Property at 2375 Nashville Pike, Gallatin, Tennessee Residential Property at 1284 Hitt Lane in Goodlettsville, Tennessee

Dear Mr. Brickman

USE RESTRICTION

The use of this Restricted Appraisal Report is restricted in that it may be relied on only by you, its intended user. Anyone else is an unintended user. It cannot be understood properly without additional information contained in our office work file or in the Self-Contained Appraisal Report dated April 10, 1997.

On April 10, 1997 we performed an appraisal and issued a report on the above property. This current Restricted Appraisal Report incorporates by reference that preceding appraisal, all supporting data and files. We have not re-inspected the site and building improvements. The purpose of the current update appraisal, with Report Date of December 20, 1997, has been to estimate the Market Value of the fee simple estate as of an effective date of December 20, 1997. We understand the intended use of this appraisal to be for your internal use.

SCOPE OF THE APPRAISAL

Our original Complete Appraisal dated April 10, 1997 was not limited in scope, and was based upon generally accepted appraisal practices. Within that valuation analysis we completed the following functions and procedures:

    -    Made an inspection of the subject property;

    - Familiarized ourselves with the neighborhood and analyzed the surrounding property trends;

    - Considered and reviewed the historical market taking into account stability and/or changes;


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Mr. David Brickman
December 20, 1997
The Cedarbrook Rebound Facility


    - Gathered comparable land sales to determine the market value of the land, and estimated the replacement cost new and accrued depreciation, and calculated the value of the subject property via the cost approach to value;

    - Researched comparable sales, comparing actual sales of similar properties to the subject, confirmed wherever possible, and valued the subject via the Sales Comparison Approach to Value;

    - Did not perform the Income Capitalization Approach to Value due to the Special Purpose nature of the structure;

    - Considered all applicable approaches to value specifically, the Cost and Sales Comparison Approaches to Value, and their applicability in the analysis of the subject property, and reconciled our final value conclusion.

In this update report, the scope of our work included consultation with local real estate brokers and appraisers as well as healthcare professionals, in order to ascertain if there has been any change in the local market and hence the Value of the Subject Property. Sources utilized to obtain this information include information contained in our office files, and discussions with other real estate experts, including brokers, other appraisers, buyers, sellers, developers, and lenders.

This Restricted Appraisal Report sets forth in summary form the property identification, purpose and effective date of the appraisal and our opinion of the subject property's Market Value. This letter should be considered a Restricted Appraisal Report in that it is presented here in an abridged format. The information contained in this Restricted Appraisal Report is limited in scope, and based on more complete information, analysis and conclusions retained in our file. The complete data, investigation, and analyses leading to the conclusions reached are not fully described or discussed, but are incorporated as part of this Restricted Appraisal Report by reference.

Market Value is as defined in The Uniform Standards of Professional Appraisal Practice (USPAP).

The subject property is generally identified as The Cedarbrook Rebound Facility which is located at 1400 Nashville Pike, Gallatin, Tennessee. The subject property includes 6.95 acres of land and building improvements containing 42,350 sf of building area. The subject property to be valued consists of real property only, without personal property or any business value that might be derived from the business operation operated therein.

According to the present owner, the subject property has not been sold in the last three years. L

We interviewed knowledgeable realtors and appraisers who are active in the Northern Nashville area. This is generally an attractive area for long term growth as it lies between Gallatin and Goodlettsville and Nashville and on the main connecting highway. This is an attractive


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Mr. David Brickman
December 20, 1997
The Cedarbrook Rebound Facility


residential area as there has been some development of large luxury homes for the Country Music Entertainment market. The close proximity to the college is also a possible benefit. However, as with all properties of this type, there are considerable special use factors in the subject's structure that will limit its marketability. It is our opinion that there has no been no measurable market change since our April report.

After reviewing the local market and the Cost and Sales Comparison Approaches to Value, we reconfirm the FINAL MARKET VALUE, as of December 20, 1997, of the Cedarbrook Rebound Facility main campus subject to the Limiting Conditions and Underlying Assumptions and Appraiser's Certification attached, to be:

                                    $200,000

The appraiser has reviewed an appraisal by Robert Collier, SRA on the residential property located at 2375 Nashville Pike in Gallatin, TN. This 5,179 sf house sits on 7.5 acres of land. Mr. Collier appraised this property April 25, 1997 for $390,000. After discussion with Mr. Collier, we can reconfirm that value estimate as still valid.

The appraiser has reviewed an appraisal of 1284 Hitt Lane in Goodlettsville, TN, prepared by Mr. Robert Collier, SRA, estimating a value as of April 25, 1997 of $790,000. This 5,354 sf home sits on 11.35 acres. After discussions with Mr. Collier, we believe this property to continue to have that same value in today's market.

Respectfully submitted,

J. MICHAEL BURROUGHS, MAI, SRA
President


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                            APPRAISER'S CERTIFICATION

I certify that, to the best of my knowledge and belief:

------- The statements of fact contained in this appraisal report are true and correct.

------- The reported appraisal analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, unbiased, professional analyses, opinions and conclusions.

------- I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

------- My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

------- My analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Standards Board of the Appraisal Foundation (as required by the Financial Institutions Reform, Recovery and Enforcement Act -FIRREA) and the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

------- As of the date of this report, J. Michael Burroughs, MAI, SRA has completed the requirements of the continuing education program of the Appraisal Institute.

------- The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

------- The subject property was inspected by Franklin M. Ramsey, and was not inspected by J. Michael Burroughs.

------- Eve L. Burroughs provided valuable assistance in compiling data for this report. No one else provided significant professional assistance to the undersigned. The appraiser gratefully acknowledges the contribution of data from several sources.

-------  The appraiser has complied with the USPAP competency provision.

-------  The USPAP departure provision does not apply.

------- This appraisal assignment was not based on a requested minimum or maximum valuation, a specific valuation, or the approval of a loan.


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I do not authorize the out-of-context quoting from or partial reprinting of this appraisal report. Further, neither all nor any part of this appraisal report shall be disseminated to the general public by the use of media for public communication without the prior written consent of the appraiser(s) signing this appraisal report.

                                               ------------------------------
                                               J. MICHAEL BURROUGHS, MAI, SRA


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                           GENERAL LIMITING CONDITIONS

1. No responsibility is assumed by the appraiser for matters legal in nature, nor is an opinion of title rendered herewith. Good title to The Cedarbrook Rebound Facility is assumed.

2. The commissioning and/or possession of this report does not carry with it the right of publication, nor does it oblige the appraiser to appear in court, commission, or in any other capacity without prior arrangements and additional compensation.

3. This appraisal report has been prepared for the exclusive benefit of its intended user, Capitol Senior Living, Inc.. It may not be used or relied upon by any other party. Any party who uses or relies upon any information in this report, without the preparer's written consent is an unintended user, and does so at his own risk.

4. The factual information in this report--furnished by others or taken from public records--is believed to be reliable, but no responsibility is assumed for its accuracy. We do not guarantee the correctness of estimates, opinions, sketches and other exhibits.

5. One (or more) of the signatories of this appraisal report is a Member of the Appraisal Institute. The Bylaws and Regulations of the Institute require each Member to control the use and distribution of each appraisal report signed by such Member. Therefore, except as hereinafter provided, the party for whom this appraisal report was prepared may distribute copies of this appraisal report, in its entirety, to such third parties as may be selected by the party for whom this appraisal report was prepared; however, selected portions of this appraisal report shall not be given to third parties without prior written consent of the signatories of this appraisal report. Further, neither all nor any part of this appraisal report shall be disseminated to the general public by use of advertising media, public relations media, news media, sales media, or other media for public communication without the prior written consent of the signatories of this appraisal report.

6. The soil and subsoil, unless otherwise detailed, appear firm and solid. No engineering study has been made and the appraiser is not to be held responsible for any adverse condition that may be found in these matters.

7. The appraiser is not an expert in pest detection or control. The value estimate tendered, unless qualified, assumes these matters, including but not limited to termites, dry rot, wet rot, and other wood destroying organisms, are not present or have been detected and properly corrected.

8. Any description of improvements is intended to be general, for descriptive purposes only, and based primarily upon observation. All foundations, mechanical, plumbing, electrical, heating, ventilation, air conditioning, and roof systems are assumed to be adequate, in good working order and capable of performing the function for which they were designed. The appraiser has no expertise in this area, and cannot certify the condition or functional adequacy of these items. A qualified inspector should be utilized for that purpose. The


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         appraiser assumes no responsibility for any hidden or unapparent conditions of the property, soil, subsoil, or structures that would affect its value.

9. Any site or building improvement, whether existing or proposed, is assumed by the appraiser to comply with all applicable building codes, zoning and environmental regulations for this jurisdiction and is assumed to be a legal structure, The appraiser has not verified the accuracy of this assumption. We recommend an attorney be retained for verification purposes.

10. The existence (if any) of potentially hazardous material (such as, but not limited to, formaldehyde foam insulation, radon, asbestos, or toxic waste) was not considered. The appraiser is not qualified to detect such substances and we urge the client to retain an expert in this field.

11. The appraiser has not researched the subject property for liens, nor reviewed any mortgage documents. Our analysis is based upon the assumption that any mortgages encumbering subject are of such amount, rates, and terms as to be considered typical in the market place and would neither contribute to nor detract from the property's market value, and the property is therefore appraised as though it were free and clear of any debt encumbrances or subject to financing which is generally acceptable in the market.

12. The value estimate, and estimated income and expenses assumes responsible ownership and typical, competent management.

13. Gross area of land and improvements is estimated by methods and from sources considered reliable, and the data is believed to be accurate. However, no responsibility is assumed for its accuracy and it is recommended that L a licensed surveyor be employed for that purpose. Any statement by the appraiser contained herein as to the size of land or building improvements is for descriptive purposes and is a statement of the appraiser's opinion as to the property's functional utility and not a statement of fact as to its physical size.

14. To the best of the appraiser's knowledge, the subject property is not currently under any option, listing or agreement of sale. There may have been transactions of this type, but the relevant details were not available. While any present or past listing, option or sales data on the subject available to the appraiser have been considered in this analysis, the Final Market Value was estimated as though subject were available for sale on the open market.

15. To the best of my knowledge, this report conforms to the current requirements prescribed by the Uniform Standards of Professional Appraisal Practice of the Appraisal Standards Board of the Appraisal Foundation (as required by the Financial Institutions Reform, Recovery and Enforcement Act - FIRREA) and the Appraisal Institute.

16. The Americans with Disabilities Act (ADA) became effective January 26, 1992. 1 (we) have not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the


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         ADA could reveal that the property is not in compliance with one or more of the requirements of the act. If so, this fact could have a negative effect upon the value of the property. Since I (we) have no direct evidence relating to this issue, I (we) did not consider possible noncompliance with the requirements of ADA in estimating the value of the property.

17. The final value conclusions in this report are predicated upon the assumption that the property is not subject to any management contract or lease and that the property would be available for negotiation of a new lease or management contract at this time.


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